Babak Yaghmaie T: +1 212 479 6556 byaghmaie@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

August 31, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:                                         David Edgar, Staff Accountant

Kathleen Collins, Accounting Branch Chief

Jeff Kauten, Attorney Advisor

Katherine Wray, Attorney Advisor

Barbara C. Jacobs, Assistant Director

RE:              MongoDB, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 2, 2017
CIK No. 0001441816

Ladies and Gentlemen:

On behalf of MongoDB, Inc. (the “Company”), we are providing this letter in response to a letter, dated August 22, 2017, received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on August 2, 2017 (“Amendment No. 1 to DRS”). The Company is concurrently submitting Amendment No. 2 to Draft Registration Statement (the “Amendment No. 2 to DRS”), which reflects changes made in response to certain of the comments contained in such letter, marked in accordance with Regulation S-T. We are also sending the Staff a copy of this letter, along with a copy of Amendment No. 2 to DRS, which is marked to show the changes made to Amendment No. 1 to DRS.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of Amendment No. 2 to DRS. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in Amendment No. 2 to DRS.

Prospectus Summary, page 1

1.                                      You state that you believe your open source offering helps drive enterprise adoption to your subscription offering. Considering the significant disparity between the 10 million

COOLEY LLP   1114 AVENUE OF THE AMERICAS   NEW YORK, NY   10036
T: (212) 479-6000  F: (212) 479-6275  COOLEY.COM

downloads during the past 12 months and the growth in the customer base during that same period, please revise to clarify that a single paying customer may download Community Server multiple times before purchasing a subscription.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 85 of Amendment No. 2 to DRS.

Management

Board Committees, page 103

2.                                      Please provide a legal analysis supporting your position that Messrs. Botha and Hazard satisfy the independence requirements for audit committee members under Rule 10A-3 of the Securities Exchange Act of 1934. In this regard, we note that Mr. Botha is a Managing Member of Sequoia Capital Operations, LLC and Mr. Hazard is a co-founder and General Partner of Flybridge Capital Partners.

The Company respectfully advises the Staff that the Company’s Board of Directors (the “Board”) has made an affirmative determination that each of Messrs. Botha and Hazard satisfies the requirements for independence applicable to audit committee members, including for purposes of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended. Rule 10A-3(b)(1) provides that audit committee members may not (1) accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer, or (2) be an affiliated person of the issuer or any subsidiary thereof. While Rule 10A-3(e)(1)(ii)(A) provides that a person will be deemed not to be an affiliate for purposes of Rule 10A-3 if they are not an executive officer and do not beneficially own more than 10% of any class of voting equity securities of the issuer (the “Safe Harbor”), Rule 10A-3(e)(1)(ii)(B) also expressly states that Rule 10A-3(e)(1)(ii)(A) “only creates a safe harbor position that a person does not control a specified person. The existence of the safe harbor does not create a presumption in any way that a person exceeding the ownership requirement in paragraph (e)(1)(ii)(A)(1) of this section controls or is otherwise an affiliate of a specified person.”

The Board has determined that (1) neither Mr. Botha nor Mr. Hazard has accepted directly or indirectly any consulting, advisory, or other compensatory fee from the Company or its subsidiaries, and (2) while each of Messrs. Botha and Hazard is a Managing Member of a stockholder that beneficially owns more than 10% of the Company’s outstanding capital stock and therefore is outside of the Safe Harbor, the Board has determined in good faith that neither is an affiliate of the Company based on a facts and circumstances analysis and is thus independent.

Mr. Botha is a Managing Member of an entity affiliated with Sequoia Capital (“Sequoia”) and Mr. Hazard is a Managing Member of an entity affiliated with Flybridge Capital (“Flybridge”). Each of Sequoia and Flybridge currently owns more than 10% of the Company’s outstanding stock. However, Messrs. Botha and Hazard have a pecuniary interest in and share, but do not control, voting and investment power over the shares held by Sequoia and Flybridge, respectively. Due to this fact, the Board thoroughly evaluated each of Messrs. Botha and Hazard with respect to their relationship with the Company and determined that neither Mr. Botha nor Mr. Hazard is an affiliate of the Company.

Each of Sequoia and Flybridge is one of nine unaffiliated stockholders that beneficially own more than 5% of the Company’s outstanding stock. These nine unaffiliated stockholders beneficially own, in the aggregate, more than 78% of the Company’s outstanding stock. Moreover, while Sequoia owns 17.0% and Flybridge owns 11.6% of the Company’s outstanding stock as of April 30, 2017, the beneficial ownership table on page 130 of the Amendment No. 2 to DRS indicates that, in the aggregate, the stock ownership of the Company’s named executive officers, directors and stockholders that beneficially own more than 5% of the Company’s outstanding stock, as a group, own over 80% of the voting control of the Company. Because voting control is spread out among a distinct group of stockholders that are unaffiliated with one another, neither Mr. Botha nor Mr. Hazard is able to exercise control over the Company through his beneficial ownership of the stock held by Sequoia or Flybridge, respectively. Sequoia and Flybridge act independently of one another and their respective directors act separately to fulfill their fiduciary duties to the Company’s stockholders. Each of Messrs. Botha and Hazard exercises independent judgment and votes in a manner that is in the best interests of all of the Company’s stockholders.

In addition, following the offering, neither Sequoia nor Flybridge will have contractual rights indicating control of the Company through a voting agreement or otherwise, including the right to designate a representative on the Board, veto rights for corporate actions, or other protective covenants requiring their consent. None of Messrs. Botha or Hazard or Sequoia or Flybridge currently participates, and following the offering does not plan to participate, in the day-to-day management and operation of the Company. The Board is composed of a majority of independent directors who exert significant influence on the Company’s strategic direction and Board-level decisions of the Company.

In light of the considerations discussed above, the Board has determined that (1) neither Mr. Botha nor Mr. Hazard is an affiliated person for purposes of Rule 10A-3 and (2) each of Messrs. Botha and Hazard satisfies the independence requirements applicable to audit committee members.

Consolidated Financial Statements

Note 1.  Description of Operations and Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet, page F-9

3.                                      Please tell us why you removed the placeholder pro forma adjustment to accumulated deficit for the additional compensation expense that will be recorded upon effectiveness for the China Stock Appreciation Rights or revise.

The Company respectfully advises the Staff that, for the year ended January 31, 2017, it granted 43,000 units under the Company’s China Stock Appreciation Rights (“China SARs”) Plan at a weighted average strike price of $3.39 per share. These are the only units granted and outstanding under this plan. Based on the Board’s most recent determination of the fair value of the Company’s common stock of $5.59 per share, the Company expects the adjustment to accumulated deficit for the additional compensation expense that will be recorded upon effectiveness for the China SARs to be less than $30,000. As a result, the Company has determined that the amount of the adjustment is immaterial and has excluded this adjustment from the pro forma presentation.

Note 9. Equity Incentive Plans

Determination of Fair Value, page F-30

4.                                      In your response to prior comment 10 you state that there were material changes in the public market for comparable companies and in the overall macro-economic environment from the end of 2015 to early 2016, and as a result the median guideline public company multiple used in your valuation analysis deteriorated from 7.0x to 3.0x. Please tell us the names of comparable companies used in your analysis and describe the criteria used in selecting such companies. Also, provide us with the revenue multiple for each company at each valuation date and tell us how you consider any outliers in your analysis.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company selected the comparable companies used in its valuation analyses by reviewing  publicly traded companies of comparable size and identifying those that primarily focused on developing databases, database management systems, open source software or business intelligence solutions.

Once the qualified guideline public companies were selected, an analysis was performed that compared the Company to the guideline public companies. These companies had a broad range of revenue multiples and, while the Company had higher revenue growth, it was less profitable, on average, than the comparable companies.  As a result, it was determined that the use of the average and median revenue multiples of comparable companies would be appropriate and most reflective of the Company’s valuation multiple. On each contemporaneous valuation date set forth below, other than the February 2016 valuation, an average of the median and average revenue multiples was selected. For the February 2016 valuation, the 3.0x average and median guideline revenue multiple reflected a general market correction in the valuation of high growth, low profit or unprofitable companies at the end of 2015. Based, in part, on the Company’s revenue multiple used in the previous contemporaneous valuation and the Company’s assessment of the possibility that the magnitude of the market correction may be more temporary in nature, the Company elected to be more conservative than the 3.0x average and median guideline revenue multiple and selected a 4.0x revenue multiple.  This ultimately resulted in a higher estimated fair value per share of the Company’s common stock and a higher exercise price per share for the Company’s equity awards granted during that period.

The comparable companies used in the Company’s valuation analyses and the revenue multiple data for each such company at each contemporaneous valuation date are as follows:

Last Twelve Months Revenue Multiple
	10/31/15	2/15/16	5/31/16	10/31/16	1/31/17	4/30/17
Red Hat, Inc. (NYSE:RHT)	6.9x	5.4x	5.9x	5.6x	5.3x	5.9x
ServiceNow, Inc. (NYSE:NOW)	13.3x	7.3x	9.9x	10.8x	10.4x	10.1x
Splunk Inc. (NasdaqGS:SPLK)	10.5x	4.7x	9.1x	8.9x	8.0x	8.3x
Teradata Corporation (NYSE:TDC)	1.4x	1.2x	1.4x	1.3x	1.4x	1.4x
Tableau Software, Inc. (NYSE:DATA)	9.0x	3.3x	4.3x	3.7x	3.6x	4.0x
Qlik Technologies, Inc. (NasdaqGS: QLIK)(1)	4.4x	2.2x	3.7x	Acquired	Acquired	Acquired
Jive Software, Inc. (NasdaqGS:JIVE)	1.3x	0.7x	0.9x	1.0x	1.0x	1.4x
Hortonworks, Inc. (NasdaqGS:HDP)	7.7x	2.4x	3.7x	2.1x	2.9x	3.0x
Average of Revenue Multiples(2)	7x	3x	5x	5x	5x	5x
Median of Revenue Multiples(2)	7x	3x	4x	4x	4x	4x
Selected Company Revenue Multiple	7.0x	4.0x	4.5x	4.5x	4.5x	4.5x

(1)         Qlik Technologies, Inc. was not used as a comparable company for the October 2016, January 2017 or April 2017 valuations, as it was acquired by a private equity firm in August 2016.

(2)         Rounded to the nearest whole revenue multiple.

5.                                      Also, please explain further the following as it relates to your valuation analysis:

•                  Some of the key drivers impacting your valuations include changes in the guideline public company multiples, the passage of time, or reduction in time to an anticipated liquidation event. Tell us what impact company events such as significant increase in revenue, international growth, or new product introduction had on your valuations;

Company events have not been a key driver impacting changes in our valuations over the course of the six contemporaneous valuation dates. The Company’s financial performance was generally consistent with the forecasts used for each contemporaneous valuation within a reasonable range, and factors such as high revenue growth, international expansion and new product introductions were already factored into the Company’s long-term forecasts. The Company has maintained a 30% discount rate for five of the six contemporaneous valuations. During 2015, the Company was outperforming its annual operating plan, which the Company reflected by decreasing the discount rate by 200 basis points from 30% to 28% in the October 2015 valuation to reflect the decreased risk of execution. However, for the February 2016 valuation, as the Company began a new annual operating plan period and based on management’s reasonable uncertainty about Company performance as compared to the terminal exit revenue forecast, the Company reverted to its 30% discount rate. The Company maintained a 30% of discount rate for each subsequent contemporaneous valuation.

•                  You state that the weighting of secondary sales decreased from the October 2015 valuation to the February 2016 valuation. Please tell us the averages price of the secondary sales used in both of these valuations; and

The Company has maintained a consistent valuation methodology for considering secondary sales by using the average price of secondary sales occurring during the trailing 12-month period. For each contemporaneous valuation, the Company analyzed the relative timing and quantity of transactions during the trailing 12-month period to arrive at the overall weighting to be applied to the valuation. The weighting of the secondary sales decreased from the October 2015 valuation to the February 2016 valuation because a significant majority of the secondary sales in the 12-month period immediately prior to the February 2016 valuation date occurred during the first six months of that period.  Because of this, it was determined that the secondary sales during that period would have provided a less accurate indication of the fair value of the Company’s common stock as of the period end. Secondary sales in the 12-month period immediately prior to the October 2015 valuation date occurred more evenly over the 12-month period.

The average price of secondary sales used in the October 2015 valuation was $15.06 and the average price of secondary sales used in the February 2016 valuation was $14.19.

•                  Tell us the discount for lack of marketability that was used at each valuation date.

The discount for lack of marketability was based on a consistent methodology for all the contemporaneous valuation dates. The discount for lack of marketability used at each contemporaneous valuation date was 10%.

Please contact me at (212) 479-6556 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Babak Yaghmaie

Babak Yaghmaie

cc:                                Dev Ittycheria, MongoDB, Inc.

Michael Gordon, MongoDB, Inc.

Andrew Stephens, MongoDB, Inc.

Eric Jensen, Cooley LLP

Nicole Brookshire, Cooley LLP

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.